

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Frederick C. Braun III
President and Chief Executive Officer
Gyrodyne, LLC
One Flowerfield, Suite 24
Saint James, New York 11780

> **Re:** **Gyrodyne, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 8, 2014**
> **File No. 333-191820**

Dear Mr. Braun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We have reviewed your response to comment 4 of our letter dated November 18, 2013. Please confirm for us that the cover page will be no more than one page in length and that the cross reference to the Risk Factors section will be highlighted in some manner. Please also include a statement on the cover page that it is your intent that the LLC Shares will be publicly traded on NASDAQ. Refer to Item 501(b) of Regulation S-K.

2.   Please provide a reconciliation of the number of shares disclosed that will be issued to holders of Gyrodyne stock, non-transferrable dividend notes and non-transferable interests in GSD to the total amount of common shares Gyrodyne, LLC expects to issue upon completion of the merger.

Summary Term Sheet, page 1

3.   We have reviewed your response to comment 6 of our letter dated November 18, 2013 and Section 1 of the Plan of Liquidation. Please disclose that you have not sought nor intend to seek shareholder approval of the Plan of Liquidation at this time and the reasons why you believe a shareholder vote is not required. Revise your disclosure throughout the prospectus as necessary to clarify that shareholders are only voting on the Plan of Merger.

Revisions to the Merger Agreement, page 4

4.   We note your response to comment 9 of our letter dated November 18, 2013, and your revised disclosure on page 4 regarding the approximate allocation of shares in Gyrodyne, LLC post-merger. Specifically, we note your disclosure on page 4 that "[t]he board recognized that the GSD interests and Dividend Notes were not transferrable, and the holders will not be able to readily realize value." Please explain how the Board's consideration of these factors impacted its determination of the exchange ratios.

Comparison of Rights of Gyrodyne Shareholders and Holders of Gyrodyne, LLC Shares, page 7

5.   We note your response to prior comment 11 and your revised disclosure. Please expand your disclosure here, and elsewhere as appropriate, to discuss the material differences between the rights of holders of the Dividend Notes and the holders of Gyrodyne, LLC Shares. Additionally, please tell us the extent to which you considered adding risk factor disclosure discussing any conflicts of interest that exist between investors that have sold their Gyrodyne shares, but continue to hold the Dividend Notes, and Gyrodyne shareholders.

Our directors and executive officers may have interests that are different..., page 19

6.   We note your risk factor disclosure on page 19 that your directors and executive officers may have interests that are different, or in addition, to those of your shareholders in connection with the Plan of Merger. Please revise this risk factor to specifically identify your directors' and executive officers' interests that are different from, or in addition to, those of your shareholders.

The Tax Liquidation; Adoption of the Plan of Liquidation, page 27

7.   We note your response to prior comments 15 and 18, and your revised disclosure on pages 25-27. Please disclose the specific reasons the Board rejected the first two scenarios discussed at the September 6, 2013 meeting for distributing cash. Additionally, please clarify here, if true, that the Board primarily adopted the Plan of Liquidation because it permits shareholders to treat the Special Dividends as a return of capital, rather

than as capital gains. Please identify other factors the Board considered when adopting the Plan of Liquidation, including any negative factors.

Management Services Arrangements, page 33

8.   We note your revised disclosure on page 33 discussing how Gyrodyne is entitled to market-rate compensation for its services and reimbursement for various expenses incurred by GSD. We further note your risk factor disclosure on pages 20-21, indicating that conflicts may arise in this context when the interests of Gyrodyne and GSD differ. Please revise your disclosure to explain the purpose of the management services arrangements and why management determined that the arrangements are necessary. Additionally, please clarify, if true, that such arrangements will cease to exist if the merger is approved and consummated. Finally, please provide an estimate of the amount Gyrodyne would have been paid had this agreement been in place during fiscal year 2013.

Bonus Plan, page 36

9.   Please tell us what consideration you gave to including risk factor disclosure concerning any conflicts of interest that the Bonus Plan would create between Gyrodyne's management and shareholders in the event that the merger is either not approved or consummated.

Pro Forma Condensed Consolidated Statement of Changes in Net Assets (Liquidation Basis), page 44

10.   We note your response to our prior comment 32. Adjustments (f) and (a) on pages 45 and 46, respectively, appear to disclose the company's accounting policy related to fair value measurements versus a detail description of how the adjustments related to the change in market value of securities was derived. Please revise the disclosure in your amended filing.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 50

11.   We note your response to our prior comment 33. Within your amended filing, please provide a note explaining why certain assets or liabilities do not require revaluation.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended December 31, 2013 and Year Ended December 31, 2012

12.   We note your response to our prior comment 36. We are still unclear how this adjustment is expected to have a continuing impact. Please clarify and or revise your amended filing. Additionally, your response indicates that the dividend is also being reversed.

Please tell us where this adjustment is recorded and the company's rationale behind such adjustment.

13.   Please tell us how adjustment (e) related to removal of impairment charge is directly attributable to the transaction and has a continuing impact.

The Proposal: Authorization of the Plan of Merger, page 57

Estimated Distribution to Shareholders (including Estimated Distribution to holders of Gyrodyne, LLC Shares), page 59

14.   We note your response to our prior comment 41. We note that legal, accounting, and other costs have been removed from the table. Additionally, we note that severance obligations, unfunded pension plan costs, D&O insurance expenses and litigation contingencies have also been removed. Please clarify and or revise in your amended filing.

15.   We note the disclosure in your 10-K filed for the year ended December 31, 2013 that on March 14, 2014, the company and Rothschild, Inc. entered into an amended engagement letter whereby the engagement of Rothschild was terminated and the company agreed to pay Rothschild $970,967. Please clarify if such amount has been paid and if not, include the amount as an adjustment under Uses in the table within your amended filing.

16.   Please provide your calculation as it relates to adjustment (a).

Annex B: Solvency Opinion of Valuation Research Corporation, page B-I

17.   We note your response to prior comment 46 indicating that the revised opinion has been filed with this amendment. The opinion in Annex B, however, appears to be the same opinion previously filed. Please revise the opinion to remove the limitation on reliance by shareholders.

Exhibit 5.1

18.   Please revise the opinion to have counsel opine on whether the LLC Shares will be legally issued and whether holders of the LLC Shares will have any obligation to make payments or contributions to the registrant or its creditors solely by reason of the holder's ownership of the LLC Shares. Refer to Section II.B.1.b of Staff Legal Bulletin 19 (Oct. 14, 2011).

Exhibit 8.1

19.   We note that your tax opinion states that the *discussion* under the heading "Federal
        Income Tax Considerations" is a fair and accurate summary of the material tax
        consequences. Please revise the opinion to have counsel opine upon the material tax
        consequences of the merger. If you elect to use a short-form opinion, please note that the
        opinion and the tax disclosure in the prospectus both must state clearly that the disclosure
        in the tax consequences section of the prospectus is the opinion of Skadden, Arps, Slate,
        Meagher & Flom LLP, and that disclosure must clearly identify and articulate the opinion
        being rendered. In addition, we note the word "certain" in the first sentence of the
        opinion. The opinion should address the material federal income tax consequences to
        investors. Please revise. Please refer to Sections III.B and III.C of Staff Legal Bulletin
        19 (Oct. 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Thomas H. Kennedy, Esq.